Exhibit 8.1

SUBSIDIARIES OF AND CONSOLIDATED ENTITIES OF

HiTek Global Inc.

As of December 31, 2022

Name of Subsidiary	Jurisdiction of Incorporation or Organization

HiTek Hong Kong Limited	Cayman Island

Tian Dahai (Xiamen) Information Technology Co., Ltd.	People’s Republic of China

Xiamen Haitian Welai Technology Co., Ltd.	People’s Republic of China

Xiamen Hengda HiTek Computer Network Co, Ltd.	People’s Republic of China

Xiamen Huasheng HiTek Computer Network Co., Ltd.	People’s Republic of China

Huoerguosi Hengda Information Technology Co., Ltd.	People’s Republic of China

*	Other subsidiaries and consolidated entities of HiTek Global Inc. have been omitted because, in the aggregate, they would not be a “significant subsidiary” as defined in rule 1-02(w) of Regulation S-X as of the end of the fiscal year covered by this report.